UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 26, 2006

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposals submitted to Verizon by C. William Jones and Laborers National Pension Fund. We have also received a letter on Mr. Jones' behalf dated January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015

Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposals of C. William Jones and
Laborers National Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 15, 2005, Verizon received a shareholder proposal and supporting statement (the "Jones Proposal") from C. William Jones for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Jones Proposal is attached as Exhibit A. On November 16, 2005, Verizon received a shareholder proposal and supporting statement (the "Union Proposal" and, together with the Jones Proposal, the "Proposals") from Central Laborers' Pension Fund (the "Union" and, together with Mr. Jones, the "Proponents"). A copy of the Union Proposal is attached as Exhibit B. For the reasons stated below, Verizon intends to omit the Proposals from its 2006 Proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the attachments to this letter. A copy of this letter is also being sent to each of the Proponents as notice of Verizon's intent to omit the Proposal from Verizon's 2006 Proxy materials.

I. Introduction.

The Jones Proposal reads as follows:

Resolved, that the shareholders of Verizon urge our Board of Directors to adopt a policy whereby at least 75% of future long-term incentive compensation (viz., stock options and restricted stock) awarded to senior executives shall be performance-based, with challenging performance metrics adopted by the Board and disclosed to shareholders.

"Performance-based" equity compensation is defined here as:

- *(a) Indexed stock options, the exercise price of which is linked to outperforming an industry index;*
- *(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or*
- *(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period (e.g., 180 days).*

The Union Proposal states:

Resolved, That the shareholders of Verizon Communications Inc. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Verizon believes that each of the Proposals may be properly omitted from its 2006 proxy materials because, as discussed below, the Company has already substantially implemented the Proposals.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits each of the Proposals in its entirety from its 2006 proxy materials.

If the Staff is unable to agree that both Proposals may be excluded, then Verizon would intend not to include the Union Proposal in its 2006 Proxy materials pursuant to

Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal (the Jones Proposal) that would be included in its 2006 Proxy materials. In that event, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Union Proposal in its entirety from its 2006 proxy materials.

II. Bases for Exclusion.

A. The Proposals May be Excluded from Verizon's 2006 Proxy Materials Pursuant to Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented Such Proposals.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that it has substantially implemented the Proposals because its compensation policies for executives satisfactorily address the underlying concern of the Proposals. The Proposals request that a significant portion of the long-term compensation of Verizon executives be "performance-based" and define performance-based compensation as indexed options, premium-priced options or performance-vesting options and, in the case of the Jones Proposal, restricted stock. The Jones Proposal specifies that the awards should have "challenging" performance metrics. Likewise, the supporting statement of the Union Proposal calls for "challenging" performance metrics.

A significant portion of the long-term compensation of Verizon executives currently is performance-based. As noted in the Human Resources Committee report on executive compensation in Verizon's 2005 proxy statement, each of Verizon's incentive compensation plans emphasizes a pay for performance philosophy and is designed to reflect both individual and company performance, providing aggressive performance objectives that serve to both motivate and retain executives. The Verizon Long-Term Incentive Plan (the "Plan"), approved by Verizon's shareholders in 2001, is designed to closely align the interests of the company's senior management group with those of its shareholders by focusing on external performance measures, stock price and relative shareholder return. As a result, a significant portion of the long-term compensation of Verizon executives is tied to performance measures. For example, as disclosed in Verizon's 2005 proxy statement:

> In 2004, 60% of an employee's long-term incentive compensation opportunity was granted in the form of performance stock units. Performance stock units represent shares of Verizon stock that may become payable in cash after the completion of a three-year performance cycle. Actual payment of the performance stock units will be determined based upon Verizon's Total Shareholder Return (TSR) relative to the TSR of the companies that make up the Standard & Poor's 500 and to the TSR of Verizon's telecommunications, broadband, wireless and cable industry peer group companies. No performance stock units will be paid unless Verizon's relative TSR position meets a specific minimum threshold percentage at the conclusion o f the performance cycle. The value of the award may increase or decrease based on Verizon's relative TSR position compared to that of the companies in the Standard& Poor's 500 and the companies in Verizon's industry peer group. The value of each performance stock unit is equal to the fair market value of a share of Verizon's common stock on the date of grant and will change as the value of Verizon's common stock changes.

In addition, the 2005 proxy statement further discloses that, for 2005, grants under the Plan would be made in the form of performance stock units and restricted stock units to further link rewards to Verizon's financial performance and to increases in shareholder value, and that stock options would not be granted.

According to the Staff, the determination that a company has substantially implemented a proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See *Texaco Inc.* (March 28, 1991) (permitting exclusion of proposal that company subscribe to "Valdez principles" where company had adopted policies, practices and procedures with respect to the environment). When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. See *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers was substantially covered by existing company guidelines). To the same effect, see also *The Gap, Inc.* (March 8, 1996).

Verizon has adopted a long-term incentive compensation plan that is designed to establish a strong link between the creation of shareholder value and the compensation earned by its executives. In light of the foregoing, Verizon believes that it has substantially implemented the Proposals.

B. The Union Proposal May be Excluded From Verizon's 2006 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Jones Proposal

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. See *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it may be unable to properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is identical. See *Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); and *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request).

Verizon believes that the Union Proposal substantially duplicates the Jones Proposal because both Proposals have the same principal thrust or focus. Each of the Proposals requests, in essence, that the Verizon Board adopt a policy that a significant portion of any future long-term compensation awarded to Verizon executives be "performance-based." Moreover, each Proposal defines performance-based compensation as indexed options, premium-priced options or performance-vesting options. The Jones Proposal is somewhat more expansive in scope in that it includes restricted stock as a type of performance-based compensation. The Jones Proposal is also more specific as to detail: it specifies that 75% of long-term compensation awards be performance-based and also asks the Board to adopt "challenging" performance metrics and disclose such metrics to shareholders. In its supporting statement, the Union Proposal also calls for "challenging" performance metrics, but the Union Proposal only addresses varying types of stock options and does not require that a specific percentage of an award be performance-based or require specific performance metrics.

The Staff has agreed in a number of instances that a shareholder proposal involving the same principal thrust as a proposal to be included in a company's proxy materials may be excluded under Rule 14a-8(i)(11) notwithstanding the fact that, as here, the proposals involve differences in numerical thresholds. See e.g. *American Electric Power Company* (December 22, 1993) (proposal recommending executive compensation ceiling of two times salary of the President of the U. S. substantially duplicates proposal recommending ceiling of 150% of the President's salary); *PG&E Corp.* (January 30, 2004) (proposal urging shareholder approval of executive severance exceeding 2.99 times salary plus bonus substantially duplicates proposal requesting shareholder approval of golden parachutes exceeding 200% of salary plus bonus); *American Power Conversion Corp.* (March 29, 2002) (proposal requesting that board set a goal that at least two-thirds of directors be independent substantially duplicates proposal that a substantial majority of directors be independent, despite differing definitions of independence); and *Metromedia International Group, Inc.* (March 27, 2001) (proposal seeking bylaw amendment granting holders of at least 1.5 million shares the right to call special meeting of shareholders substantially duplicates a previously received precatory proposal urging that each shareholder have the right to call a special meeting).

The Staff has also agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). See *Constellation Energy Group,*

Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems*, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also *Abbott Laboratories* (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

For these reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), Verizon believes that, if the Staff concludes that the Jones Proposal must be included in Verizon's 2006 Proxy Materials, the Union Proposal may be excluded as substantially duplicative of the Jones Proposal.

III. Conclusion.

Verizon believes that the Proposals may properly be excluded from its 2006 proxy materials because it has already adopted a policy that "substantially implements" the Proposals. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Verizon if Verizon omits each of the Proposals from its 2006 proxy materials.

If the Staff does not agree with the basis for exclusion of the Proposals described above, then Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Union Proposal from its 2006 proxy materials pursuant to Rule 14a-8(i)(11), because it substantially duplicates the Jones Proposal.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: C. William Jones
Laborers National Pension Fund

AWARD PERFORMANCE-BASED EQUITY COMPENSATION

PROPONENT: I, C. William Jones, 7055 Thomas Lane, Easton, MD 21601, own 118 shares of the Company's common stock, hereby notify the Company in writing that I intend to present the following resolution at the 2006 Annual Meeting for action by the stockholders.

Resolved, that the shareholders of Verizon urge our Board of Directors to adopt a policy whereby at least 75% of future long-term incentive compensation (viz., stock options and restricted stock) awarded to senior executives shall be performance-based, with challenging performance metrics adopted by the Board and disclosed to shareholders.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to outperforming an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period (e.g., 180 days).

Supporting Statement

As long-term shareholders, we support compensation policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareholder value. We believe that a greater reliance on performance-based equity grants that only pay off when senior executives generate substantial value for shareholders is particularly needed at Verizon.

For many years the compensation of Verizon's senior executives has been disconnected from returns to shareholders, in our view.

For example, Institutional Shareholder Services, in its 2004 *Proxy Analysis* of Verizon, stated that CEO Seidenberg's $19.1 million compensation for 2003 was "arguably excessive for a company that had negative shareholder returns for the past one-, three- and five-year periods, a performance that trailed both the S&P 500 Index and the S&P 500 telecom services index, according to Bloomberg Business News." That same year Glass Lewis & Company, a leading proxy consultant, awarded Verizon a "D" grade for pay-for-performance.

Continued

Until 2004, Seidenberg received the largest part of his total compensation in standard option grants. According to last year's proxy, he received 468,000 in 2004, 1.7 million over the most recent three-year period, and held more than 5 million total.

To its credit, over the past two years the Board has shifted the mix of long-term compensation toward a greater emphasis on "performance stock units" (PSUs), with payouts contingent on the relative performance of Verizon's Total Shareholder Return. In 2004, 60% of senior executive long-term compensation was granted in the form of these contingent restricted stock units.

The problem is that a close look at the PSU agreement reveals that the performance hurdle is what we believe golfers refer to as a "gimme."

For example, if 79% of the companies in the S&P 500 and industry peer groups outperform Verizon (that is, total return ranks at the 20th percentile), the executive receives 34% of the total value of the restricted shares. If Verizon performs somewhat below average – finishing at the 45th percentile in total return – the executive receives 76.5% of the total possible award.

I believe the Board should set a considerably higher performance hurdle for long-term equity compensation.

The policy proposed here would more tightly align equity compensation with real increases in shareholder wealth, in our view. Premium-priced options and performance-vesting equity grants are options that would tie long-term compensation more closely to increases in overall shareholder value.

Please VOTE FOR this proposal.

EXHIBIT "B"

Performance-Based Options Proposal

Resolved: That the shareholders of Verizon Communications Inc. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

23 January 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

BY HAND

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder proposal of C. William Jones

Dear Counsel:

I have been asked to respond on behalf of C. William Jones (the "Proponent") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 28 December 2005 ("Verizon Letter"), in which Verizon advises that it plans to omit from its 2006 proxy materials the Proponent's resolution proposing a performance-based equity compensation program for senior executives. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief sought by Verizon.

The Proponent's Resolution

The shareholder resolution requests that Verizon's Board adopt a particular type of "performance-based" equity compensation program to determine at least 75 percent of the future long-term incentive compensation for senior executives and that the "challenging performance metrics" adopted by the Board be disclosed to shareholders. The resolution states:

> Resolved, that the shareholders of Verizon urge our Board of Directors to adopt a policy whereby at least 75% of future long-term incentive compensation (*viz.*, stock options and restricted stock) awarded to senior executives shall be performance-based, with challenging performance metrics adopted by the Board and disclosed to shareholders.
>
> "Performance-based" equity compensation is defined here as:
> (a) **Indexed stock options**, the exercise price of which is linked to outperforming an industry index;

(b) **Premium-priced stock options**, the exercise price of which is substantially above the market price on the grant date; or

(c) **Performance-vesting options or restricted stock**, which vest only when the market price of the stock exceeds a specific target for a substantial period (*e.g.*, 180 days).

A similar but less specific version of this resolution was submitted by the Central Laborers' Pension Fund. Verizon's Letter seeks to omit both proposals. Verizon asserts that both proposals may be excluded under Rule 14a-8(i)(10) and, if not, then the Central Laborers' Pension Fund's proposal may be omitted under Rule 14a-8(i)(11), as it was received after Proponent's proposal. This reply letter will address only the issue of whether the Proponent's proposal is excludable pursuant to Rule 14a-8(i)(10).

<u>Proponent's Proposal has Not been 'Substantially Implemented'</u>

In order for a shareholder proposal to be excluded by a registrant under Rule 14a-8(i)(10), it is necessary that the registrant establish that it has "substantially implemented" the proposal. *Securities Exchange Act Release No.* 19135 (08/16/83). The Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991). In addition, a company must demonstrate that it has already adopted policies or taken actions that address each element of a shareholder proposal. *See Hilton Hotels Corp.* (March 7, 2001); *Nordstrom, Inc.* (Feb. 8, 1995). Applying Rule 14a-8(i)(10) therefore requires a comparison between what the proposal requests and what the Company has done to implement the request actually made.

A major defect in Verizon's argument here is that the Company ignores the specific performance compensation scheme that the Proponent has actually proposed. Instead, the Company relies on an assertion that its own very different, less challenging and less extensive program meets the objectives of Proponent's proposal. Verizon argues that it has "substantially implemented" the proposal because its compensation policies for executives "satisfactorily address the underlying concern of the Proposals." (Verizon Letter at 3.) Verizon's basis for this claim is that under the Company's Long-Term Incentive Plan, "[i]n 2004, 60% of an employee's long-term incentive compensation opportunity was granted in the form of performance stock units." (Verizon Letter at 4.)

Proponent's belief that Verizon's current long-term equity incentive program is very *unsatisfactory* – and conceptually very different from the equity incentive structure put forward in the Proponent's resolution – is explicitly stated in the resolution's Supporting Statement. The Supporting Statement addresses the inadequacy of Verizon's current policy as follows:

> To its credit, over the past two years the Board has shifted the mix of long-term compensation toward a greater emphasis on "performance stock units" (PSUs), with payouts contingent on the relative performance of Verizon's Total Shareholder Return. In 2004, 60% of senior executive long-term compensation was granted in the form of these contingent restricted stock units.
>
> The problem is that a close look at the PSU agreement reveals that the performance hurdle is what we believe golfers refer to as a "gimme."
>
> For example, if 79% of the companies in the S&P 500 and industry peer groups outperform Verizon (that is, total return ranks at the 20th percentile), the executive receives 34% of the total value of the restricted shares. If Verizon performs somewhat below average – finishing at the 45th percentile in total return – the executive receives 76.5% of the total possible award.
>
> I believe the Board should set a considerably higher performance hurdle for long-term equity compensation.

In place of Verizon's current "gimme" system, the Proponent has proposed a substantially different and far more challenging incentive scheme that relies instead on indexed options, premium-priced options and performance-vesting holding periods. Whereas Verizon has implemented a policy that awards a senior executive nearly 80% of the value of the restricted stock units in return for below-market-average returns, the "indexed stock options" proposed by the Proponent would deny senior executives *any* equity compensation unless the Company's stock price outperforms its peers. The difference between 80% and 0% is too large to sustain Verizon's claim that the current policy "satisfactorily address[es] the underlying concern of the proposals." Similarly, the "premium-priced options" proposed by the Proponent would tie the executive's equity compensation directly to substantial and sustained increases in shareholder wealth – whereas Verizon's PSU plan would award substantial numbers of restricted shares even if the Company's share price did not increase, provided that total shareholder return did not underperform more than 79.9% of the S&P 500 and industry peer group.

Indeed, it is Verizon's less-than-challenging performance criteria that the Proponent's proposal is specifically proposing to change. Under the Proponent's proposed equity incentive structure, senior executives would receive at least 75% of their potential long-term equity compensation *only if* Verizon's share price beat a peer group index, or a premium price target, and sustained that value over a substantial time period. That is a dramatically more restrictive and challenging incentive program than Verizon's current policy.

Because the Proponent's proposed means of achieving a "performance-based" equity incentive for senior executives is so divergent from Verizon's current PSU program, Verizon's counsel relies on prior Staff decisions where a company implemented policies, practices, or procedures that are not identical but "compare favorably" with the shareholder's proposal. *See Texaco Inc.* (March 28, 1991) (permitting exclusion of a proposal requesting that the company adopt a set of environmental standards commonly known as the "Valdez Principles"); *Masco Corporation* (March 29, 1999)(permitting exclusion of a proposal setting forth outside director qualifications because the company made only minor modifications and a clarification in adopting the proposed language). Both of these Staff decisions involved situations where the company demonstrated in detail that it had adopted a policy that "compared favorably" not only because it was congruent with the objectives of the shareholder's proposal, but also because it arguably went *beyond* satisfying the proposal.

This is most clearly the situation in *Texaco Inc.* There the company documented in detail policies, practices and procedures that clearly satisfied and even went beyond satisfying the shareholder proposal in question. In support of its position that it had had already substantially implemented a comprehensive environmental audit and disclosure program that was congruent with and even went beyond the Valdez Principles, Texaco supplied over one hundred pages from internal and external sources. Similarly, in *Masco Corporation*, the company demonstrated that within days Masco's board of directors would be asked to approve a policy on the qualifications of outside directors that was, except for one modification, literally word-for-word the policy and actual language proposed by the proponent. Masco argued that the modification and clarification (requiring that forbidden financial relationships be "material") made to the proposal were intended to make it more "clear and workable" and in any case "do not substantially change the meaning of the Proponent's proposal." Unlike *Texaco* and *Masco*, here Verizon has not demonstrated that its current policy and procedure accomplishes precisely the same objectives as Proponent's proposed policy and procedure.

Because most (i)(10) disputes have involved the implementation of social policy proposals, a Staff decision that is more plainly relevant to the facts here is *Minnesota Mining and Manufacturing Co.* (March 5, 2001). In *Minnesota Mining and Manufacturing Co.*, the proposal asked the board "to establish a performance-based senior executive compensation system that focuses the five most highly-paid members of management on advancing the long-term success of the Company." In addition, the proposal requested that "the company's annual report to shareholders identify [the] specific performance criteria" selected by the board and specify "the weight attached to each factor." The company argued that it had already implemented a profit-sharing and Performance Unit Plan, as well as a stock option plan, which together achieve "precisely what the Proponent is seeking." The proponent argued that 3M's equity plans were based more on the vagaries of the stock market than on the various company-specific performance criteria requested in the proposal, criteria which were also not being disclosed, as called for in the proposal. The SEC Staff denied no-action relief.

As in *Minnesota Mining and Manufacturing Co.* – and unlike *Texaco Inc.* and *Masco Corporation* – Verizon has not demonstrated that it's extremely forgiving Performance Stock Unit program accomplishes the same objectives or otherwise "compares favorably" to the Proponent's proposed peer-indexed and premium-priced stock option program. As noted, Verizon's current policy pays out substantial equity awards for performance that could be inferior to as much as 79.9% of the S&P 500 and of the company's industry peer group. In contrast, Proponent's proposed equity incentive plan would benefit senior executives *only if* Verizon's share price appreciation outperforms an industry index and/or exceeds a premium price target.

<u>Conclusion</u>

The burden of proof is on the registrant to establish the applicability of any of the exclusions set forth in Rule 14a-8(i). *See* Rule14a-8(g). Because Verizon has failed to meet its burden of demonstrating that the substantive elements of Proponent's resolution have been "substantially implemented," the Proponent respectfully asks you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.
Mr. C. William Jones

February 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The first proposal requests that the board adopt a policy whereby at least 75% of future long-term incentive compensation awarded to senior executives will be performance-based, as defined in the proposal. The second proposal requests that the board adopt a policy that a significant portion of future stock option grants to senior executives be performance-based, as defined in the proposal.

We are unable to concur in your view that Verizon may exclude the proposals under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Verizon may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Verizon's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin
Special Counsel